Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 July 21, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1209
                  US 50 Dividend Strategy Portfolio, Series 1
                       File Nos. 333-196951 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated July 17, 2014 regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1209, filed on June 23, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the US 50 Dividend Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The first sentence in this section states that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks of "quality" U.S. companies. Please define the term "quality" in this section.

      Response: The term "quality" has been deleted from this sentence.

      2. The second paragraph of this section states that Guggenheim Partners Investment Management, LLC ("GPIM"), has assisted the sponsor with the selection of securities to be included in the Trust's portfolio. Please explain to us whether GPIM has a written contract to serve as an investment adviser to the Trust pursuant to Section 15 of the Investment Company Act of 1940 and, if not, explain to us the Trust's basis for GPIM's assistance in the selection of the Trust portfolio's securities without an investment advisory contract that complies with the provisions of Section 15.

      Response: The sponsors of unit investment trusts ("UITs") have been responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and have not been regarded as investment advisers to the UITs under Section 2(a)(20) of the Investment Company Act of 1940, as amended (the "1940 Act"). The assistance that GPIM provides to Guggenheim Funds Distributors, LLC (the "Sponsor") helps the Sponsor fulfill its obligation as a depositor. GPIM is not providing advice to the Trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that GPIM is not an investment adviser of the Trust under the 1940 Act.

Investment Summary -- Principal Investment Strategy

      3. The first paragraph of this section states that the Initial Universe comprises the "3,000 largest U.S. companies," and "may include U.S.-listed foreign securities." Since foreign securities are not U.S. companies, please correct this inconsistency. Also, since the Initial Universe may include the securities of foreign companies, and the Trust has U.S. in its name, please explain to us how the security selection methodology discussed in this section ensures that the Trust will invest at least 80% of the value of its assets in the common stocks of U.S. companies.

      Response: Russell Investments determines country classification based upon a number of factors, including country of incorporation, location of most liquid securities trading and headquarters location. Due the to the consideration of multiple factors, a U.S.-listed foreign security may be designated as a U.S. company by Russell Investments. To ensure that the Trust will invest at least 80% of the value of its assets in the common stocks of U.S. companies, the Trust has revised step 4 under "Security Selection" to include a filter that at least 80% of the portfolio holds U.S. incorporated companies.

      4. The second bullet point in part 2 of this section states that securities with a market capitalization of less than $1 billion are excluded from the Sub-Universe. Because of the small capitalization of the Trust's potential investments, please disclose the investment risks associated with small-cap and mid-cap common stocks.

     Response: Even though small-capitalization and mid-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. In this case, the Trust will invest in such securities so the appropriate disclosure has been added.

      5. Part 4 of this section states that five securities within each sector will be selected for the final portfolio. Since the Trust has 50 in its name, please clarify that the final portfolio will comprise 50 equally-weighted common stocks, and that five stocks will be selected from each of the ten Global Industry Classification Standard sectors.

     Response: The disclosure has been revised as requested.

Investment Summary -- Principal Risks

      6. Please provide a risk specific to the Trust, i.e., the possibility that the common stocks selected using the model may perform poorly. Also, if the Trust may hold foreign securities, please provide corresponding risk disclosure.

     Response: The disclosure has been revised as requested.

Additional Revisions

      Based on the strategy, the Trust will hold a small percentage of real estate investment trusts. Accordingly, the appropriate disclosure about the risks of holding such securities has been added to the "Investment Risks"
section in the prospectus.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren